Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business/Medical Editors:
     Neovasc Receives CE Mark Approval for Peripatch(TM) Aegis Staple Line
     Reinforcement Product

     <<
            -- Aegis Can Now Be Marketed for Use in European Union --
                  -- Neovasc Also Announces Senior Management
                          Changes and Issues Options --
     >>

     VANCOUVER, Feb. 4 /CNW/ - Neovasc Inc. (TSXV: NVC), a new specialty vascular device company, today announced that it has received CE mark approval for Peripatch(TM) Aegis, its biocompatible product designed to reduce complications from endoscopic surgery. This approval enables the company to begin marketing Aegis products for sale in the European Union. Peripatch Aegis is a buttressing material designed to reinforce the staple line and prevent bleeding and leaks during bariatric and thoracic endoscopic surgical procedures. Peripatch Aegis products will be marketed in Europe through
Neovasc's network of independent distributors.
     "Leakage in endoscopic procedures can result in serious complications for patients, so we specifically designed Peripatch Aegis to enable endoscopic surgeons to reinforce surgical staple lines efficiently and effectively," said
Alexei Marko, chief executive officer of Neovasc. "We are pleased to have received regulatory clearance to now make this superior product available to surgeons in Europe."
     Separately, Neovasc also announced changes to its senior management team.
The company is pleased to announce that Cynthia Roney has been appointed to the expanded role of vice president, sales and marketing, adding the responsibilities of the former position of vice president, sales to her portfolio. In addition, Neovasc named Fabio De Pasquale as director, regulatory affairs. Mr. De Pasquale brings over 18 years of industry experience to his new role.
     In addition, Neovasc announced today that on February 2, 2009 it granted a total of 427,500 options to the directors and 60,000 options to the senior management of the company. Of these options issued, 312,500 have an exercise price of $0.40, expire five years from the grant date and vest over four years according to the following schedule: 20% vest on the grant date and 20% vest on each of the next four anniversaries of the grant date. The remaining
175,000 options are granted at $0.40, expire after five years and vest immediately. The market price at close of February 2, 2009 was $0.40. The grant of these options is in accordance with the existing stock option plan.

     About Neovasc Inc.

     Neovasc Inc. (formerly Medical Ventures Corp.), is a new specialty vascular device company that develops, manufactures and markets medical devices for the rapidly growing vascular and surgical marketplace. Neovasc is comprised of the former Medical Ventures, Neovasc Medical Ltd. and B-Balloon
Ltd. The company's current products include, Metricath(R) for intravascular measurement and Peripatch(TM) surgical tissue and staple line reinforcement products. Neovasc has a development pipeline of innovative new products, and provides contract medical device development and manufacturing services. For more information, visit: www.neovasc.com.

     Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words
"anticipates," "believes," "may," "continues," "estimates," "expects," and
"will" and words of similar import, constitute "forward-looking statements"
within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates;
history of losses and lack of and uncertainty of revenues, ability to obtain required financing, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes;
competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian securities regulators. Although the
Company believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

     %CIK: 0001399708

     /For further information: Corporate contact: Neovasc Inc., Chris Clark,
(604) 248-4138; U.S. media & investor contact: GendeLLindheim BioCom Partners,
Barbara Lindheim, (212) 918-4650/
     (NVC.)

CO:  Neovasc Inc.

CNW 07:32e 04-FEB-09